Exhibit 99.1

Ahead of Its Historic Listing on Nasdaq, Kyivstar Group Completes

Business Combination with Cohen Circle

Kyiv, New York, Dubai, and Philadelphia – 14 August 2025 - VEON Ltd. (Nasdaq: VEON) (“VEON”), a global digital operator and parent company of Ukraine’s leading digital operator JSC Kyivstar (“Kyivstar”), and Cohen Circle Acquisition Corp. I (Nasdaq: CCIR) (“Cohen Circle”), a special purpose acquisition company, have today closed the previously announced business combination between Kyivstar Group Ltd. and Cohen Circle (the “Business Combination”), which will make Kyivstar Group Ltd. a U.S.-listed company.

The combined company will operate as Kyivstar Group Ltd. (the “Company”), the common shares and warrants of which are expected to start trading on the Nasdaq Stock Market (“Nasdaq”) on or about August 15, 2025 under the ticker symbols “KYIV” and “KYIVW,” respectively, making the Company the first and only pure-play Ukrainian investment opportunity in U.S. stock markets. As of the closing of the Business Combination, VEON holds an 89.6% stake in Kyivstar Group Ltd.

Cohen Circle’s shareholders approved the Business Combination at its extraordinary general meeting held on August 12, 2025. Prior to Cohen Circle’s extraordinary general meeting, holders of only 25.4% of Cohen Circle’s Class A ordinary shares held by its public shareholders had exercised their redemption rights, resulting in USD 178 million of transaction proceeds, including under the previously announced non-redemption agreements with institutional investors such as Helikon and Clearline.

“We are making history with the listing of Kyivstar on Nasdaq, having completed the business combination” said Augie Fabela, Chairman and Founder of VEON.“Kyivstar is a stellar example of how private sector can accelerate the resilience and rebuilding of a country. We look forward to making this impressive investment case accessible to investors on the world’s leading stock exchange for technology companies – and to making Ukraine’s success story and bright future visible and accessible to U.S. investors.”

“Today’s milestone opens a new chapter in Kyivstar’s brilliant track-record. Over the course of the past 5 months, we have seen many instances of investor confidence in Kyivstar, starting with Cohen Circle’s own interest, and continuing with the trust of institutional and retail investors, as evidenced by the low redemption rates we saw,” said Kaan Terzioglu, VEON Group CEO. “I would like to thank Cohen Circle and all VEON and Kyivstar investors for their confidence in Ukraine’s and Kyivstar’s investment case, and for supporting VEON in its decision to stand with Ukraine.”

“Kyivstar’s story is a unique combination: visionary and future-looking strategy, robust execution, strong growth, prudent capital deployment and commitment to rebuilding our home country Ukraine. We are delighted to share this unique story with international investors seeking high-growth opportunities, and look forward to doing so on Nasdaq following our listing as the flagbearer of Ukrainian businesses on U.S. stock markets,” said Oleksandr Komarov, President of Kyivstar.

“We are proud to have accomplished our goal of bringing Kyivstar to the U.S. public markets and highlighting its compelling investment case. This is a business that has consistently demonstrated its ability to navigate challenging environments with focus, conviction, and purpose. The team behind Kyivstar is best-in-class, and we couldn’t be more excited about this transaction,” said Betsy Cohen, Chairman and CEO of Cohen Circle.

Kyivstar is Ukraine’s leading digital operator, serving nearly 23 million customers with mobile and 1.1 million customers with fixed connectivity services. Its portfolio of digital services includes the digital healthcare platform Helsi, with a registered user base of 29 million; the entertainment streaming platform Kyivstar TV; and Ukraine’s leading ride-hailing and delivery platform, Uklon. Kyivstar is also a top provider of enterprise services in Ukraine, supporting businesses with cloud, cybersecurity, and AI solutions. Through Kyivstar Tech, it is a growing player in Ukraine’s software development landscape and a preferred partner for international technology companies such as Starlink.

Kyivstar recently announced the successful testing of Starlink Direct to Cell services, and plans to commercially launch satellite-powered Direct to Cell in Q4 2025, further enhancing its ability to deliver essential connectivity across Ukraine.

Advisors

Rothschild & Co acted as the lead financial advisor and capital markets advisor to VEON. BTIG, LLC acted as capital markets advisor to VEON. Cantor Fitzgerald & Co. and Oppenheimer & Co. Inc. acted as capital markets advisors to Cohen Circle. Latham & Watkins LLP and Sayenko Kharenko served as counsel to VEON Group and Kyivstar. Morgan, Lewis & Bockius LLP and INTEGRITES served as counsel to Cohen Circle.

About Kyivstar Group

Kyivstar Group operates Ukraine's leading digital operator, serving nearly 23 million mobile customers and over 1.1 million home internet fixed line customers as of June 30th, 2025. Kyivstar Group and its subsidiaries provide services across a wide range of mobile and fixed line technologies, including 4G, big data, cloud solutions, cybersecurity, digital TV, and more. VEON, together with Kyivstar Group, intends to invest USD 1 billion in Ukraine during 2023-2027, through social investments in infrastructure and technological development, charitable donations and strategic acquisitions. Kyivstar Group and its subsidiaries have been operating in Ukraine for more than 27 years. For more information, visit: www.kyivstar.ua.

About VEON

VEON is a digital operator that provides services to over 150 million connectivity customers and approximately 120 million monthly active digital users. Operating across five countries that are home to more than 6% of the world’s population, VEON is transforming lives through technology-driven services that empower individuals and drive economic growth. VEON is headquartered in Dubai and listed on NASDAQ. For more information visit: www.veon.com.

About Cohen Circle

Cohen Circle Acquisition Corp. I is a special purpose acquisition company sponsored by investment firm Cohen Circle, LLC and formed for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization or similar Business Combination with one or more technology and/or financial services businesses.

Forward-Looking Statements

This press release contains “forward-looking statements,” as the phrase is defined in Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. These forward-looking statements generally are identified by the words “anticipate,” “believe,” “estimate,” “expect,” “forecast,” “future,” “intend,” “may,” “opportunity,” “plan,” “project,” “should,” “strategy,” “will,” “will be,” “will continue,” “will likely result,” “would” and similar expressions (including the negative versions of such words or expressions).

Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. All statements contained in this press release that do not relate to matters of historical fact should be considered forward-looking statements, including, without limitation, statements relating to, among other things, the listing of Kyivstar Group’s common shares and warrants on Nasdaq, the expected investment opportunity in Kyivstar Group following the closing of the Business Combination, including the expectation that Kyivstar Group will be the only pure-play Ukrainian investment opportunity and the growth potential of Kyivstar Group. These statements are based on VEON, Cohen Circle and Kyivstar Group management’s current expectations. These statements are neither promises nor guarantees, but involve known and unknown risks, uncertainties and other important factors that may cause Kyivstar Group’s, VEON’s or Cohen Circle’s actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements in this press release, including, but not limited to, the occurrence of any event, change or other circumstances that could give rise to the termination of the inability to complete the Business Combination due to the failure to obtain the necessary shareholder approvals or to satisfy other conditions to closing; changes to the proposed structure of the Business Combination that may be required or appropriate as a result of applicable laws or regulations; the decision by the SEC to deem effective the Registration Statement; the ability to meet the Nasdaq listing standards upon closing of the Business Combination and admission of Kyivstar Group for trading on Nasdaq; changes in applicable laws or regulations; the escalation or de-escalation of war between Russia and Ukraine; the successful integration of Uklon; continued growth in digital services; and other risks and uncertainties set forth in the section entitled “Risk Factors” included in the Registration Statement filed by Kyivstar Group with the SEC on June 5, 2025 and in any other subsequent filings with the SEC by Kyivstar Group or Cohen Circle. Forward-looking statements are inherently subject to risks and uncertainties, many of which VEON, Kyivstar and Cohen Circle cannot predict with accuracy and some of which neither VEON, Kyivstar Group nor Cohen Circle might not even anticipate. The forward-looking statements contained in this press release speak only as of the date of this release. VEON, Kyivstar Group and Cohen Circle do not undertake to publicly update any forward-looking statement to reflect events or circumstances after such date or to reflect the occurrence of unanticipated events, except as required by U.S. federal securities laws.

Contact Information

VEON

Hande Asik

Group Director of Communications

pr@veon.com

Kyivstar

Media and Investor Contact:

Kyivstar@icrinc.com

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